Exhibit 3


        [TICKETMASTER.COM LOGO]               [CITYSEARCH.COM LOGO]

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FOR IMMEDIATE RELEASE

                    TICKETMASTER ONLINE-CITYSEARCH TO ACQUIRE
                            TICKETMASTER CORPORATION

      COMBINATION WILL CREATE UNPARALLELED WORLD LEADER IN RESERVED ACCESS,
                         LOCAL INFORMATION AND SERVICES

             BUSINESSES POISED FOR ACCELERATED GROWTH IN NEW MARKETS


November 21, 2000 - New York, NY and Pasadena, CA - USA Networks, Inc. (NASDAQ:
USAI) and Ticketmaster Online-Citysearch, Inc. (NASDAQ: TMCS) announced today that they have entered into an agreement to combine Ticketmaster Corporation, a wholly owned subsidiary of USAi, with TMCS, following the unanimous recommendation of a TMCS independent Board Special Committee. Under terms of the agreement, USAi will contribute Ticketmaster Corporation to TMCS and receive in exchange 52 million TMCS Class B shares.

The combination will be renamed Ticketmaster and will result in an unparalleled group of global businesses all focused on reserved access and local information and services for consumers. The new Ticketmaster will unite USAi's Ticketmaster Corporation, the world's leading ticketing company comprised of offline and international ticketing and reservation businesses, with TMCS's ticketmaster.com, the second largest eCommerce company on the Internet, Citysearch, the most used local information and services global network, and Match, the leader in subscription online personals.

The new Ticketmaster will have a customer database of over 20 million, including more than 12 million active customers, processing over 80 million tickets annually, through 3,430 ticketing outlets, 16 call centers, in more than 80 cities and via eight primary websites. As a result of the combination, Ticketmaster will be better positioned to accelerate its growth in new markets worldwide and Citysearch will benefit from a broader base of transaction verticals from which it can continue to solidify its number one position as the leading network of local information and services.

Upon close of the transaction, USAi's equity in the new Ticketmaster will have increased from 49% in TMCS to 68% in the combined Company. Barry Diller, Chairman and CEO of USAi, will also assume the position of Co-Chairman, Ticketmaster.



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Mr. Diller said: "Once separated at birth in order to grow the online business, now properly rejoined with one word, Ticketing - online, offline, wireline or no wireline - it's now one comprehensive idea for development throughout the world."

Terry Barnes, currently Chairman and CEO of Ticketmaster Corporation, will become Co-Chairman, with responsibility for overseeing all operations of the new Ticketmaster; John Pleasants, currently President and CEO of TMCS, will become CEO; Larry Jacobson, currently President of Ticketmaster Corporation, will become President and COO. Together, Mr. Barnes, Mr. Pleasants and Mr. Jacobson will comprise the Office of the Chairman. Additionally, Charles Conn, the current Chairman and co-founder of TMCS, will remain with the Company in a strategic advisory capacity.

"We believe that both our clients and customers will benefit from this transaction as we combine our resources and energy towards delivering state-of-the-art ticketing, access services and local content," said Terry Barnes. "The opportunities to accelerate all aspects of our businesses, in terms of growth rates and the innovation of new services, are only the obvious reasons to combine our companies. In the pooling of resources and talent we anticipate newfound capabilities and expertise that can only come to fruition through this combination."

"This combination creates an incredibly dynamic organization that will fulfill our mission to provide people with access to and information about the things they want to do," said John Pleasants. "United, we will strengthen an already powerful combination of ticketing and access services, local content and matchmaking."

"By combining our operations and management teams, we will create a dynamic organization with a single vision that can achieve growth goals faster and enhance shareholder value," said Larry Jacobson.

"The combination of ticketing growth trends with those of the Citysearch and Match businesses, all within the new Ticketmaster, creates a company with solid long term growth characteristics and a highly efficient, unique and complementary pairing of offline and online assets," said Jon Miller, President and CEO USA Information and Services.

Specific growth opportunities and efficiencies expected to be generated by the combination include:
- Entry into new ticketing, access and reservation markets including transportation and participatory sports, through the combined distribution platforms, systems capabilities and Internet technologies of both companies.

- Accelerated growth in tickets sold through ticketmaster.com, offering advantages to the Company, its clients and consumers.


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-  Introduction of value-added ticketing services to the Company's approximately
   5,000 ticketing clients at a faster rate, including Print-My-Own ticketing and new yield management services delivered through a variety of platforms including wireless devices.

- Enhanced integration of TMCS's cityguide and matchmaking content and services into the Company's ticketing and access businesses to stimulate increased transaction demand.

An Information Statement will be mailed to current TMCS stockholders pertaining to the transaction. The transaction is subject to customary conditions and is expected to be completed in the First Quarter of 2001. The contribution agreement was reached following the unanimous recommendation of a Special Committee of all six of the independent members of the Board of Directors of TMCS. The Committee was formed in response to a request made by USAi to the TMCS Board to appoint a Special Committee to explore the possibility of a combination of Ticketmaster Corporation and TMCS.


CONFERENCE CALL

The Company will host a conference call to discuss this announcement which is open to all parties. The call will be held on Tuesday, November 21, 2000, at 11:00 a.m. Eastern Time. Those parties in the United States and Canada interested in participating in the telephone conference should call toll free 1-888-847-7597 and use pass code Ticketmaster or listen on the Web at www.abouttmcs.com. Other international parties should call 1-630-395-0078 and use pass code Ticketmaster. The call is scheduled to begin promptly at its appointed time, and all interested parties should be on the line by then. In order to ensure participation, please dial in 15 minutes prior to the scheduled time.

Replays of the conference call will begin approximately one hour after its completion and will run until 5:00 p.m. Eastern Time on November 28, 2000. To hear the replay, parties in the United States and Canada should call toll free 1-888-567-0399. International parties should 1-402-998-1772. An online replay of the conference call will be available at www.abouttmcs.com.

ABOUT TICKETMASTER ONLINE-CITYSEARCH
Ticketmaster Online-Citysearch is the leading local network enabling people to get the most out of their city. Operating in cities worldwide, TMCS helps people find and plan what they want to do, and then take action, with local transactions functionality such as buying event tickets, making reservations, or meeting the right people to do things with - anytime, anywhere, on multiple devices. This integrated family of sites includes ticketmaster.com, the world's number one online ticketing company; citysearch.com, the leading local network; and match.com, the premier online matchmaking service. Located in Pasadena, California, TMCS is majority owned by USA Networks, Inc.

ABOUT TICKETMASTER CORPORATION
Ticketmaster, a division of USA Networks, Inc.'s Information and Services unit, is the world's leading ticketing service; selling over 80 million tickets valued at more than 3 billion dollars, through more than 3,400 retail Ticket Center outlets; 16 worldwide telephone call centers; and ticketmaster.com, through its relationship with Ticketmaster Online-Citysearch. Ticketmaster serves more than 5,000 clients in the U.S., South America, Canada, Mexico, Europe, and Australia. The company provides ticketing for more than 350


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professional sports teams worldwide, including more than 100 NFL, NHL, NBA, WNBA and major league baseball franchises.

Ticketmaster is the exclusive ticketing service for hundreds of leading arenas, stadiums, performing arts venues, and theaters. Ticketmaster provides its clients with comprehensive ticket inventory control and management, broad distribution, and dedicated marketing and support services. Ticketmaster consumers receive convenient access to tickets for more than 350,000 events a year, including a broad range of concerts, sports, family entertainment, performing arts, and movies.

IMPORTANT DISCLOSURES
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of USAi and TMCS, including those preceded by, followed by or that include the words "believes," "projects," "expects," "anticipates" or similar expressions. These statements reflect the current views of USAi and TMCS with respect to future events. The following important factors, in addition to those described in USAi's and TMCS's filings with the Securities and Exchange Commission, could affect the future results of USAi and TMCS, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses' operating areas; competition from others; successful integration of our divisions, including recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; and obtaining and retaining key executives and employees. These forward-looking statements are made as of the date of this press release, and both USAi and TMCS undertakes no obligation to update or revise them, whether as a result of new information, future events or any other reason.

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For More Information:

Mary McAboy, TMCS ,  626-660-2858
Adrienne Becker, USAI, 212-314-7254